October 16, 2013

Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Viña Concha y Toro S.A. Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 001-13358

Dear Ms. Jenkins,

On behalf Viña Concha y Toro S.A. (“Concha y Toro”, “we” or the “Company”), we transmit for your review this letter that provides the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received in the letter dated September 20, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F (“Form 20-F”) for the Fiscal Year Ended December 31, 2011, filed with the Commission on April 30, 2012. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-13

Note 12. Goodwill, page F-58

Acquisition of Fetzer Vineyards, Inc., page F-58

1.	We note your response to comment four of our letter dated July 25, 2013. Please be advised that the general practice is to not deduct brand, sales and marketing, and certain general and administrative expenses under the replacement cost method. Please explain to us why you believe it is appropriate to deduct these expenses to arrive at replacement cost for the inventory acquired from Fetzer.

IFRS 3R requires that the fair value of inventory be determined as follows:

●	Raw materials at current replacement cost on the valuation date;

●	Work-in-process (WIP) at selling price less costs to complete, costs of disposal, and a reasonable profit allowance for the completion and selling effort; and

●	Finished goods and merchandise at selling price less the cost of disposal and a reasonable profit allowance for the selling effort.
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In regards to manufacturing and selling costs, all of the costs incurred by the seller are associated either directly, or indirectly, with the manufacturing and selling efforts with respect to the subject products. In a hypothetical sale of the inventory, the buyer would incur the same costs to manufacture and sell the products as the seller, including the required costs associated with the remaining manufacturing/ production effort, the remaining raw material costs, selling and marketing costs, disposal costs and other related overhead. These costs were estimated based on the information available as of the date of valuation.

In our calculations, we determined the fair value of the WIP and finished goods inventory utilizing the following:

●	Remaining manufacturing effort to complete (for WIP only);

●	Direct selling and marketing efforts;

●	General and administrative costs associated with the remaining value added costs; and

●	Profit allocable to the buyer

As IFRS 3R requires, the remaining manufacturing (WIP only) and selling efforts were estimated and applied in the fair value calculation of inventory using information available at the time of acquisition and that the general and administrative costs applied were calculated only as a percentage of the remaining value added costs (i.e., overhead related to the remaining manufacturing and selling effort).

Again, we appreciate your comments and we hope that our responses to your questions are satisfactory.

As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses to the comments or any other matters, please call me at (56-2) 2476-5644.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.
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